

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

<u>VIA U.S. MAIL</u>

Mr. Alan Gallantar
Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, New Jersey 07645

   Re: Ivivi Technologies, Inc.
     Form 10-KSB for the year ended March 31, 2008
     Filed June 30, 2008
     File No. 001-33088

Dear Mr. Gallantar:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Angela Crane
       Accounting Branch Chief